UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ____1_____)*

                          Grove Real Estate Asset Trust
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                                (Name of Issuer)

        Common Shares of Beneficial Interests, par value $0.01 per share
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                         (Title of Class of Securities)

                                   399613-10-8
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                                 (CUSIP Number)

                                  Daryl Roberts
                        Director of Investment Operations
              Public Employees' Retirement Association of Colorado
                                1300 Logan Street
                             Denver, Colorado 80203
                                 (303) 832-9550
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  April 1, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 399613-10-8                             Page   2   of   5   Pages
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------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Public Employees' Retirement Association of Colorado
        IRS #84-6000-472

------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |_|

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3       SEC USE ONLY


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4       SOURCE OF FUNDS*


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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Colorado

--------------------------- ------ ---------------------------------------------
                            7      SOLE VOTING POWER
                                   0
        NUMBER OF
                            ------ ---------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
                            ------ ---------------------------------------------
           EACH             9      SOLE DISPOSITIVE POWER
        REPORTING                  0
          PERSON
                            ------ ---------------------------------------------
           WITH             10     SHARED DISPOSITIVE POWER
                                   0

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0

------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        EP

------- ------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 399613-10-8                             Page   3   of   5   Pages
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     This  statement  amends the  Schedule  13D filed by the  Public  Employees'
Retirement Association of Colorado ("PERA") with the Securities and Exchange Commission (the "Commission") on March 24, 1997 relating to the common shares of beneficial interests, par value $0.01 per share (the "Common Shares"), of Grove Real Estate Asset Trust (the "Issuer").

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) As of April 1, 1997, PERA beneficially owns no shares of Common Stock.

     (b) PERA has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of no Common Shares. PERA has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition, of no Common Shares.

     (c) As of March 31, 1997, PERA entered into an Amended and Restated Agreement of Limited Partnership of the Morgan Stanley Real Estate Special Situations Fund II, L.P. (the "Partnership") among PERA, as Limited Partner, and MS Real Estate Special Situations GP Inc., as General Partner (the "Partnership Agreement"). On April 1, 1997, PERA transferred all of its 282,829 Common Shares, valued at $ 2,545,461, to the Partnership as a capital contribution.

     (d) Not applicable.

     (e) PERA ceased to be the beneficial owner of more than five percent of the Common Shares of the Issuer on April 1, 1997.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding the following supplemental information:

     On April 1, 1997, PERA transferred all of its 282,829 Common Shares to the Partnership as a capital contribution. Pursuant to the Partnership Agreement, PERA has no part in the management and control of the Partnership, which is vested exclusively in the General Partner.

     The Partnership Agreement provides that the assets of the Partnership, to the extent not required for the payment of Partnership expenses, shall be invested in a managed account (the "Managed Account") pursuant to an investment management agreement (the "Management Agreement") entered into between the Partnership and Morgan Stanley Asset Management Inc. ("MSAM") as of March 31, 1997. PERA may require that the General Partner terminate the Management Agreement, sell all or any part of the assets invested in the Managed Account to satisfy those claims with respect to which the Partnership has agreed to indemnify MSAM pursuant to the Management Agreement or take or refrain from taking any other action with respect to the Management Agreement. PERA may also elect to dissolve the Partnership or remove the General Partner upon 30 days notice in accordance with the Partnership Agreement.


Item 7. Material to be Filed as Exhibits.

         Exhibit 7.1 Amended and Restated Agreement of Limited Partnership of the Morgan Stanley Real Estate Special Situations Fund II, L.P., dated as of March 31, 1997



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CUSIP No. 399613-10-8                             Page   4   of   5   Pages
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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:             October 15, 1997

PUBLIC EMPLOYEES' RETIREMENT ASSOCIATION OF COLORADO


By:           /s/ Norman G. Benedict
Name:         Norman G. Benedict
Title:        Deputy Executive Director


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CUSIP No. 399613-10-8                                      Page  5  of  5  Pages
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                                  EXHIBIT INDEX

    EXHIBIT NO.                              DESCRIPTION
    -----------                              -----------
        7.1 Amended and Restated Agreement of Limited Partnership of the Morgan Stanley Real Estate Special Situations Fund II, L.P., dated as of March 31, 1997